

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 4, 2010

Edward J. Faneuil
Executive Vice President, General Counsel and Secretary
Global Partners LP
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161

>   **Re: Global Partners LP**
>   **Registration Statement on Form S-3**
>   **Filed March 30, 2010**
>   **File No. 333-165789**

Dear Mr. Faneuil:

We have reviewed your filing and your supplemental response submitted April 22, 2010 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note your response to our letter dated April 16, 2010. We also note your discussion on page 53 of the Form S-3 regarding deemed distributions of cash. We further note the risk factor discussion in the Form 10-K incorporated by reference into the Form S-3 which states that "Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount." Please expand the risk factor section in the Form S-3 to discuss the nonassessability qualification found in your legal opinion relating to the common units that are being offered on this registration statement. In the new risk factor, please discuss the impact of the deemed distributions, if any. For example, if true, please disclose that investors may be liable for deemed distributions for which they did not actually receive cash.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

A. Nguyen Parker
Branch Chief

cc:　S. Donahue
　　　A. Baden (917.849.5337)